UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 25
NOTIFICATION OF REMOVAL FROM LISTING AND/OR REGISTRATION UNDER
SECTION 12(b) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number: 1-13738
Psychemedics Corporation (American Stock Exchange, Inc.)

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)
125 Nagog Park, Acton, Massachusetts 01720; (978) 206-8220

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)
Common Stock, $.005 par value

(Description of each class of securities covered by this Form)
Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:
☐ 17 CFR 240.12d2-2(a)(1)
☐ 17 CFR 240.12d2-2(a)(2)
☐ 17 CFR 240.12d2-2(a)(3)
☐ 17 CFR 240.12d2-2(a)(4)
☐ Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.
☑ Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.
Pursuant to the requirements of the Securities Exchange Act of 1934, Psychemedics Corporation certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

Date: September 22, 2008	By	/s/ Raymond C. Kubacki
		Name:	Raymond C. Kubacki
		Title:	Chairman and CEO